Room 4561

July 18, 2006

Mr. Thomas G. O'Brien
Treasurer and Secretary
Amdocs Limited
1390 Timberlake Manor Parkway
Chesterfield, MO 63017

>   **Re: Amdocs Limited**
>   **Form 20-F for Fiscal Year Ended September 30, 2005**
>   **Filed December 28, 2005**
>   **Form 6-K filed April 27, 2006**
>   **Form 6-K filed May 17, 2006**
>   **File No. 001-14840**

Dear Mr. O'Brien:

We have reviewed your response to our letter dated April 20, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 6-K filed April 27, 2006

1. We have reviewed your response to prior comment number 9 from our letter dated April 20, 2006 concerning the non-GAAP operating statement columnar format. We continue to have the concerns previously expressed over how investors might view that information due to the format in which it has been presented. As noted in our prior comment, we believe the non-GAAP operating statement columnar format may create the unwarranted impression to investors

that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Consequently, we believe is should be removed. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

 As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Marc Thomas, Senior Staff Accountant at (202) 551-3452 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Brad Skinner
Accounting Branch Chief